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        NOVELL, INC. CLOSES TENDER OFFER FOR SILVERSTREAM SOFTWARE, INC.

             More than 90% of shares tendered
             Merger to be completed without stockholder vote


      PROVO, Utah and BILLERICA, Mass. - July 17, 2002 - Novell, Inc. (Nasdaq:
NOVL), the leading provider of Net business solutions, and SilverStream Software, Inc. (Nasdaq: SSSW), a leader in Web services-oriented application development, announced today the completion of Novell's cash tender offer for the shares of common stock of SilverStream at a price of $9.00 per share.



      The tender offer expired at 9:00 a.m., New York City time, on July 17, 2002. Based on preliminary information provided by Mellon Investor Services LLC, the depositary for the offer, approximately 23,369,104 shares of SilverStream's common stock were tendered into the offer (including approximately 3,223,836 shares tendered by notice of guaranteed delivery), which represents approximately 99.8% of the Company's outstanding common stock (based upon 23,427,448 shares outstanding as of July 17, 2002). Delaware Planet Inc., the wholly-owned subsidiary of Novell through which the tender offer was made, has accepted for payment all validly tendered shares and will make payment to the depositary for the accepted shares promptly.



      Novell intends to acquire the remaining shares of SilverStream common stock in a second-step merger in which all remaining SilverStream stockholders who did not tender their shares in the tender offer will receive the same $9.00 per share in cash paid in the tender offer. Because Novell acquired greater than 90% of the outstanding SilverStream shares, the merger will be completed without a stockholder vote in the next several days. Novell will promptly mail relevant information to stockholders who did not tender shares in the tender offer on how to receive payment for their shares.


ABOUT SILVERSTREAM SOFTWARE, INC.

SilverStream Software, Inc. (Nasdaq: SSSW) provides the first comprehensive visual integrated services environment to simplify and accelerate the development of sophisticated business applications. SilverStream's award-winning technology is based on the best of Java, XML, and Web services, and enables businesses to unlock the potential of existing systems and rapidly deliver business applications to the Web. SilverStream powers business operations for more than 1,500 customers worldwide including Acer, Amerisure Insurance, BNP Paribas, the Chicago Stock Exchange, Samsung Electronics, Suzuki and Zurich Insurance. SilverStream's worldwide partner network includes system integrators, independent software vendors, application service providers and other strategic partners such as Cap Gemini Ernst & Young, Compaq, Deloitte & Touche, Hewlett Packard, IBM, Intel, Mercury Interactive, Microsoft, Oracle and Sun Microsystems.
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SilverStream is headquartered in Billerica, Mass. with offices throughout the world. For more information, please visit http://www.silverstream.com.

ABOUT NOVELL

Novell, Inc. (Nasdaq: NOVL) is the leading provider of Net business solutions designed to secure and power the networked world. Novell and its eServices division, Cambridge Technology Partners, help organizations solve complex business challenges, simplify their systems and processes, and capture new opportunities with one Net solutions. Novell provides worldwide channel, consulting, education and developer programs to support its offerings. For information on Novell's complete range of solutions and services, contact Novell's Customer Response Center at (888) 321-4CRC (4272), or visit Novell's Web site at http://www.novell.com. Information on Net business solutions from Cambridge Technology Partners can be accessed at http://www.ctp.com. Press may access Novell announcements and company information on the World Wide Web at http://www.novell.com/pressroom.

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PRESS CONTACTS:

Bruce Lowry
Novell, Inc.
Phone:  801-861-2934
E-mail: blowry@novell.com

Sarah Mees
SilverStream Software, Inc.
Phone:  978-262-3297
E-mail: smees@silverstream.com


INVESTMENT COMMUNITY CONTACT:

Peter Troop
Phone:  408-967-8150
E-mail: ptroop@novell.com